Filed by NewCleo Ltd.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

On June 12, 2026, the following interview article featuring NewCleo Ltd. CEO and Co-Founder Stefano Buono was published in Energy Intelligence:

Newcleo CEO on Going Public and Shifting Toward the US Market

Energy Intelligence

Written by Grace Symes

European advanced reactor vendor Newcleo announced in May its intention to list on the New York-based Nasdaq through a special purpose acquisition vehicle (Spac), a move the company hopes will allow it to raise up to $429 million in gross proceeds and continue funding development of its lead-cooled fast reactors. Newcleo had already  far outpaced its European competitors in fundraising, raising a total of $780 million, but hasn't yet caught up to the fundraising totals of top US advanced reactor vendors such as Okla and X-Energy, which have years-long head starts. Paris-based Newcleo is now shifting its planned site for first-of-a-kind deployment from France to the US, betting it will be easier to secure the plutonium needed for the mixed-oxide (Mox) plutonium-uranium fuel assemblies that will power its fast reactors and that licensing timelines will be faster. But this shift is dependent on the outcome of the US Department of Energy (DOE) surplus plutonium utilization program, which plans to award up to 20 tons of plutonium to selected advanced reactor vendors. Energy Intelligence’s Grace Symes spoke with Newcleo CEO and Co-Founder Stefano Buono this week about Newcleo's Spac transaction, its strategic shift to the US and  how it will source plutonium.

Question: Could you walk me through briefly the decision to go public, why you are going with this Spac method and why you chose the Nasdaq specifically?

Answer: The Nasdaq has always been the target, but I never considered the idea mature because we didn't have any activity in the US. The fact that, since one year ago, we have been engaged with the US government, we started to have activity [in the US], brought on some people in the US, made it possible to think about Nasdaq. The reason for Nasdaq is that it is the most liquid market for innovation. I don't find it useful to be on a market where the liquidity is very low for innovation, which is the case for Europe.

The concept of Spac is surging again in a positive way. We met a few Spacs that proposed to us to make a merger, and in particular we met one that we liked a lot. That is NewHold, the one we are merging with. They were very well prepared, very professional. We thought that was a faster way to become a public company than an IPO [initial public offering], carrying less transaction risk. The public company market gives us more visibility in the US, which is what we need as we start operations there.

Question: Beyond just the stock market, did Newcleo view the US as a better environment for advanced reactors overall compared to Europe?

Answer: Yes, very much. In the US, there has been a lot of governmental help, which has included a lot of subsidies, especially during the Biden administration. There's also been innovation in the licensing rules, this new Part 53 [a licensing process for advanced reactors] that is better adapted to a company like ours. The timing of the licensing is much shorter, 18 months. With the preengagement that we had with the NRC [US Nuclear Regulatory Commission], we understood that this timing can actually be respected. Even in the prelicensing phase, we are having weekly meetings with the NRC, so the NRC is really engaged.

Then there are a lot of requests for nuclear reactors coming in the US from the Al [artificial intelligence] and data center market, so that's also important. Everything is going very fast. There are a number of RFAs, RFls, RFPs, one after the other. We have a lot of opportunity to partner with other companies, with universities, with labs, to accelerate. The environment is dramatically good for a company like ours.

Question: What would the EU, or particularly France or Italy, need to do to match that US momentum?

Answer: A lot of things, unfortunately. There's really no money, really almost zero, because Europe does not have budgets that are dedicated to nuclear. Budgets are expanded only because there is fusion, so it's completely long-term research. At the moment, Madame [Ursula] von der Leyen was proudly announcing a change in the policy of the EU [in a March speech in which Von der Leyen, the president of the European Commission, called the EU's turn away from nuclear a  "strategic mistake"], that was only accompanied by €200 million [$231million] of bank guarantees, not even money. These kinds of bank guarantees are very simple to obtain for a company like ours if we have a project, so it does not change anything.

Countries that have initiated a program of financing now have no money. France announced a €1 billion investment until 2030 for innovation. This budget has been dramatically reduced, if not put almost to zero. Italy just approved the first step of a new law [on nuclear energy], and they also approved the budget. The budget is €60 million in three years, from 2027-29 [to support new nuclear]. I don't think with €60 million you can really change the environment. We expect and we hope for other money to come.

The only visible meaningful potential contribution is the fund that has been created in the EU that is dedicated to the energy transition [the Scaleup Europe fund]. Nuclear can be part of this. It's a €5 billion fund. There might be some money dedicated to innovation in nuclear, but it's still very occasional, very, very little money, and we don't see yet the licensing environment changing significantly.

There are small good signs, like Italy being willing to create a fast-track licensing for companies that have already been licensed in another OECD country. It's better than nothing. But the urgency of the global geopolitical situation on energy and the impact that this geopolitical situation has on Europe doesn't match with the energy, with the resources, that have been put into nuclear.

Question: Newcleo has been planning for a long time to deploy a first-of-a-kind reactor in France by 2033. In a presentation last month, Newcleo said it now plans to bring online a first commercial reactor in the US in 2032. Is France off the table for first-of-a-kind deployment at this point?

Answer: No. Maybe second of a kind. We're keeping internal competition among the projects. France may have an acceleration. We also have the Slovakian project that has a commercial site, so every situation we are advancing can, at a certain moment, accelerate. We start to put the first of a kind in the US, because in the current condition it looks very much like the most probable reactor to come online first will be in the US.

We have an advantage. We are already building a reactor that is a demonstration machine in Brasimone [in Italy]. We are halfway to completing this installation, and by the end of 2026, we will complete the installation of this demonstration reactor, and we will start operating next year. This is a non-nuclear reactor, but it represents all the complexity of a final reactor. There is no nuclear reaction inside. The heat is provided by 10 megawatts of electrical power, but all the rest of the machine, including power generation, is complete.

All of the components are representative of the final components. We are manufacturing those components with very close collaboration, so we control much of the supply chain, and it is also validation for our supply chain and our capacity to build the components for the next reactors.

Question: Similarly, there were long-term plans for this Mox fuel fabrication facility in France. The plans in the latest presentation say the US or France. Could Newcleo build one Mox facility in each country, or is the plan for just one to supply the entire fleet?

Answer: We had plans to build three by 2050. Again, we put in competition the different projects. Again, the US has a chance to go much faster, because in the US we are already negotiating with the US government the agreement for the supply of plutonium. At the beginning, we need some of this material to start our own recycling in the future. The US has been the fastest, because they made a request for application in October to make available 20 tons of plutonium.

This is a huge quantity. Even a part of this quantity may allow our company to manufacture until the end of the next decade. We are very, very happy with the size of this allocation. We hope to have a significant allocation out of this lot. It is still under negotiation, but these are conditions for us to operate. We haven't agreed on this yet in France. The US has an advantage from this point of view, because we need to have an agreement on the initial material to be able to start building.

In France, we are not in that phase yet in which we can start building, because this condition will be met potentially at the end of next year. We are going through the public debate, which is a special procedure in France that is ending in July. After the public debate, we will have the possibility of making further steps in the preparation of our land that has already been selected for this factory.

It may take two to three years to get a construction permit in France. In the US, if we have identified land by the end of the year, we will be able to start licensing immediately. The licensing process that we have chosen can allow us to start building before obtaining the final license. Again, the context makes it possible for us to be faster in the US than in Europe.

Question: It sounds like you're saying without plutonium from either France or the US, you wouldn't start building in either country.

Answer: No, but in the US we have a reasonable expectation to have it. Plutonium is the heart of our strategy. Our fuel factory could also do other advanced fuels like Haleu oxide fuels, so it is not a binary decision. But the factories have to produce for volumes and a market, so when the market and the volumes prepare themselves, we will be able to invest. Our own market can start relying on one factory, so the factory that has the material first is the factory that we build first.

Question: Newcleo, in partnership with Oklo, is in negotiations with the US DOE to be granted plutonium. Will that be granted free of charge? Will Newcleo have to pay for that? Will Newcleo be paid to take that? And then the same question on French plutonium.

Answer: In the RFA, the plutonium was offered for free. We only have to take care of transportation costs. We do expect a similar situation in France. In France, it might also take the form of a loan, because we will have excess plutonium from our European strategy [to reprocess spent fuel from Slovakia] as well, so we can give it back. We don't know yet.

Question: Newcleo previously estimated a levelized cost of energy of €55 per megawatt hour for an nth of a kind four-unit 200 MW reactor plant. ls that estimate still accurate? Can you break down what percentage of that would be fuel costs versus construction costs versus finance costs?

Answer: Unfortunately, as we are approaching the public market, we prefer not to communicate anymore on that.

Question: In Europe, Newcleo basically out-fundraised all competitors and is pretty advanced in securing sites and public engagement. In the US market, there are dozens of SMR [small modular reactor] and advanced reactor companies. A lot of them are further ahead in fundraising, a lot of them are further ahead in licensing engagement and securing sites and offtakers. How does Newcleo approach shifting to a landscape where there's a lot more competition on that front?

Answer: There is a lot more competition, but we have been considered by the OECD NEA [Nuclear Energy Agency] database as the most advanced Generation IV reactor in Europe, and the second in the world after TerraPower. We have revenues from actual nuclear operation, we do components and we give engineering services in the nuclear business. We are the only company having, for four years, an active policy on Mox manufacturing.

We just communicate on what we do, which is important, because we were not on the radar of a lot of investors and the nuclear community in the US. We don't feel harsh competition. On the contrary, globally we collaborate with our peers in the nuclear market. We feel that the demand is going to be much bigger than the offer for maybe one decade or two.

Question: You mentioned more Al interest in the US. In that May presentation, Newcleo says it plans to own between 20% and 100% of early deployments and is exploring JVs Uoint ventures] with offtakers, such as data centers. How would risks or costs be shared under that sort of JV structure? Is that something you see as more plausible in the US rather than Europe?

Answer: We had a lot of demand, of requests for exploring opportunities. Twenty-seven gigawatts electric is the sum of all the things we are working on. Only 9.2 GWe is what we consider a true pipeline for us, because the projects are mature. The JV approach is the consequence of all the suggestions that they're making to us. In the case of Slovakia, we have a JV with the Slovakian government with the company Javys; we have 49% and they have 51%. Whether we keep a significant proportion in this JV or not will depend on the project financing, on the willingness of the government to keep or not a majority. It will depend on the final customer, whether it is the government or the data center.

We have kept open this possibility in the business model, but we don't have a defined strategy, because the defined strategy will be shaped by the best opportunistic options that we'll be facing in the future. It's going to be a mix, because in certain countries we want to act as an engineering company, providing services and components, but maybe in other countries we want to be more engaged and sell energy to a data center. We have to keep the flexibility in our business model.

Question: So the goal is not necessarily once you hit 10th of a kind to just sell every reactor and not keep ownership.

Answer: We will try to do what is more profitable for the company and opportunistic for the market.

Question: The basic design of the 200 MW commercial reactor is still in progress. Is there a timeline for completing the basic design and then detailed design? Will these designs be completed before Newcleo starts construction of a commercial reactor?

Answer: Yes, we have been working on it in France, Slovakia and the US. There are small differences in optimization that we can do from one design to another. We will try to give priority to the project that can be more reasonably started earliest. This looks potentially to be the US, so by the end of next year, we would like to complete the design in order to be able to start the licensing process on a site in the US.

The licensing process that we have chosen in the US would allow the start of construction after the start of the process, and we have started a very tight prelicensing engagement with the authorities. We are in line with the previous timing, and we may even accelerate with respect to the previous objective.

Question: What is Newcleo's plan for safe transport, packaging and storage of the plutonium that you're under discussion to receive in the US?

Answer: This is a topic that we cannot discuss. The only thing that I can say is that we have 120 people in the company who have worked on many different stages of manufacturing using plutonium and including transport.

We do have the expertise to do this, and the fact that we chose the Savannah River site as a potential site for our fuel factory is also due to the fact that we do expect a lot of material to be already on site, so reducing the cost of this transportation. But also, we have evidence that the lab wants to restart reprocessing, and there are some companies who want to do reprocessing at the Savannah River site or in the surroundings. We see this site as a possible hub for reprocessing, further reducing any need for transport of material in the future.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) between the SPAC, the Company and the Merger Subs. This Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the Proposed Business Combination, the Company intends to file the Registration Statement with the SEC, which will include a proxy statement to the SPAC shareholders and a prospectus for the registration of Company securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all of the SPAC shareholders as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the SPAC and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the SPAC and the Company and the Proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The SPAC and the Company will also file other documents regarding the Proposed Business Combination with the SEC. This Form 8-K does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the SPAC and the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the SPAC and the Company with the SEC also may be obtained free of charge upon written request to NewHold Investment Corp III, 52 Vanderbilt Avenue, Suite 2005, New York, NY 10017.

Participants in the Solicitations

The SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC shareholders in connection with the Proposed Business Combination. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and the Company, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to the SPAC and the Company. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. These forward-looking statements are based on the SPAC’s and the Company’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, operating results, current plans and operations of the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably; the possibility that the SPAC and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by the SPAC or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of the Company relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; the Company’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 8-K, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond the SPAC’s and the Company’s control. In addition, there will be risks and uncertainties described in the Registration Statement relating to the Proposed Business Combination, which is expected to be filed by the Company with the SEC and other documents filed by the SPAC or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements.

There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the SPAC or the Company, their respective directors, officers or employees or any other person that the SPAC and the Company will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this Form 8-K or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the SPAC or the Company to predict these events or how they may affect the SPAC or the Company. Except as required by law, neither the SPAC nor the Company has any duty to, and does not intend to, update or revise the forward-looking statements in this Form 8-K or elsewhere after the date this Form 8-K is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Form 8-K may not occur. Uncertainties and risk factors that could affect the SPAC’s and the Company’s future performance and cause results to differ from the forward-looking statements in this Form 8-K include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the risk that the Proposed Business Combination or other business combination may not be completed by the SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline; the outcome of any legal proceedings that may be instituted against the SPAC, the Company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of the SPAC or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of the SPAC or the Company as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; the SPAC’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; changes in laws and regulations that impact the Company; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus dated February 27, 2025 relating to its initial public offering and in subsequent filings with the SEC, including the Registration Statement relating to the Proposed Business Combination expected to be filed by the Company.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.